FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the three months ended March 31, 2011, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2011 and 2010 (unaudited).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

Dated: May 5, 2011

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Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessels supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the three months ended March 31, 2011, and 2010 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 610 barges and 33 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2011, as compared to 30% in 1995. We have also initiated a barge building facility at Punta Alvear, Argentina, which is the most modern of its kind in South America.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of seven Platform Supply Vessels, or PSVs, currently in operation and five under construction. Four of those under construction were contracted with a shipyard in India with deliveries commencing in the third quarter of 2011, while the remaining one was contracted with a shipyard in China with expected delivery during the second quarter of 2011.

Our Ocean Business operates eight ocean-going vessels (including four Product Tankers) that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in three months ended March 31, 2011

On February 2, 2011, we entered into a contract with a third party for the sale of six jumbo dry cargo barges, which are to be constructed at our yard at Punta Alvear, Argentina and delivered to the buyer over a three month period commencing March 2011.

On March 12, 2011, our PSV UP Turquoise initiated its four year charter contract with Petrobras after its arrival to Brazil on February 27, 2011.

On March 23, 2011, we received in Argentina three pushboats - M.V. Steven J Durbin (renamed Chaco X), H. Chibb (renamed San Pedro) and Rowena (renamed Venus) - acquired pursuant to the MOAs signed on February 4, 8 and 24, 2011, respectively.

 Recent Developments

On April 14, 2011, we voluntarily prepaid $15.0 million outstanding under the Banco BICE revolving credit line together with accrued and unpaid interests to such date. The $15.0 million credit line remains fully available for drawdown until its final maturity on October 12, 2011.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis.

In our Offshore Supply Business, we contract all of our capacity under time charters to charterers in Brazil.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and
•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and
•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 35% of the total revenues from our businesses for the first three months of 2011, and COA revenues accounted for 65%. With respect to COA revenues, 93% were in respect of repetitive voyages for our regular customers and 7% were in respect of single voyages for occasional customers.

Our river container vessels are paid on a rate based on each container shipped and expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have all seven of our PSVs operating under long-term contracts with Petrobras in Brazil.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the three months ended March 31, 2011.

  Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the Yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs ("THC") incurred in the regular operation of our container feeder service, agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina, where we operate two floating dry docks, one of which is owned and one is leased by us.

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the first three months of 2011, 96% of our revenues were denominated in U.S. dollars. Also, for the three months ended March 31, 2011, 4% of our revenues were denominated and collected in Brazilian reais. However, 43% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the three months ended March 31, 2011, the majority of our expenses were denominated in U.S. dollars while 28% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Interest Rate, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of March 31, 2011, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID. During 2010, the Company entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate on these borrowings, which is subject to a floor of 1.69% and a cap of 5.00%.

Additionally, as of March 31, 2011, the Company had other variable rate debt (due 2011 through 2019) totaling $131.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis point margin. The interest rates reset either monthly or quarterly. As of March 31, 2011, the average interest rate on these borrowings was 2.43%.

A 1% increase in LIBOR would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level. The operation of our two containerships, M.V. Asturiano and M.V. Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and our tariffs may not properly adjust to reflect them.

  Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on long-term charters so there is no seasonality effect, while our container feeder service experiences a slower season during the first quarter.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina. UABL Paraguay S.A. has submitted its defense together with all documents related to the bunker purchases.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months ended March 31, 2011, compared to three months ended March 31, 2010.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars (1):

	Three Months Ended March 31,
	2011	2010	Percent Change
Revenues
Attributable to River Business	$31,276	$24,275	29%
Attributable to Offshore Supply Business	12,673	12,210	4%
Attributable to Ocean Business	14,373	17,745	-19%
Total revenues	58,322	54,230	8%

Voyage expenses
Attributable to River Business	(13,278)	(9,229)	44%
Attributable to Offshore Supply Business	(884)	(1,074)	-18%
Attributable to Ocean Business	(4,291)	(2,740)	57%
Total voyage expenses	(18,453)	(13,043)	41%

Running costs
Attributable to River Business	(8,308)	(6,420)	29%
Attributable to Offshore Supply Business	(7,577)	(6,461)	17%
Attributable to Ocean Business	(6,658)	(7,467)	-11%
Total running costs	(22,543)	(20,348)	11%

Amortization of dry dock and intangible assets	(1,092)	(924)	18%
Depreciation of vessels and equipment	(8,108)	(7,799)	4%
Administrative and commercial expenses	(7,295)	(6,241)	17%
Other operating income	1,782	448	298%

Operating profit	2,613	6,323	-59%

Financial expense and other financial expense	(8,558)	(7,452)	15%
Financial income	162	92	76%
Gains on derivatives, net	--	9,103	-100%
Investment in affiliates	(109)	(45)	142%
Other, net	(150)	(123)	22%
Total other (expenses) income	(8,655)	1,575

(Loss) Income from continuing operations before income taxes	(6,042)	7,898

Income taxes (expenses) benefit	(1,659)	590
Net (loss) income attributable to non-controlling interest	(18)	148

(Loss) Income from continuing operations	(7,683)	8,340

Loss from discontinued operations	--	(515)	-100%

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$7,825

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

Revenues. Total revenues from our River Business increased by 29% from $24.3 million in the three months ended March 31, 2010, to $31.3 million in the same period of 2011. This $7.0 million increase is mainly attributable to a 15% increase in net tons transported, a $2.2 million increase in freight revenues as a result of the fuel adjustment formula in our contracts of affreightment, a $0.9 million increase from revenues derived from other river services, a 5.8% increase in the average freight per ton derived from a combination of cargo mix and pricing and our river container operation during the first quarter of 2011 when compared to the same period of 2010.

Total revenues from our Offshore Supply Business increased by 4% from $12.2 million in the three months ended March 31, 2010, to $12.7 million in the same period of 2011. This $0.5 million increase is primarily attributable to a combined $2.0 million increase in revenues of our UP Safira and UP Esmeralda on account of  the full quarter operation in 2011 as opposed to 2010 when they had fewer operational days due to their positioning from the North Sea to Brazil in addition to time lost for their registration in Brazil prior to entering service under their long term charter to Petrobras in February 2010, partially offset by a $1.5 million decrease in revenues due to offhire days of our UP Rubi and UP Agua-Marinha during the first quarter of 2011 on account of repairs and dry dock, respectively.

Total revenues from our Ocean Business decreased $3.3 million, from $17.7 million in the three months ended March 31, 2010, to $14.4 million in the same period of 2011, or a decrease of 19%. This decrease is mainly attributable to a $5.7 million decrease due to the sale of our Princess Nadia, Princess Marisol and Princess Katherine on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, a $3.4 million decrease in FFA net settlements which qualified as cash flow hedges for the operations of these vessels, and a $1.3 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010; partially offset by a $6.4 million increase on account of the entry into operation of our M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, and to the adjustments of the charter rates of our Product Tankers which resulted in higher average rates during the first quarter of 2011 when compared to the same period of 2010.

Voyage expenses. In the three months ended March 31, 2011, voyage expenses of our River Business were $13.3 million, as compared to $9.2 million for the same period of 2010, an increase of $4.1 million, or 45%. This increase is mainly explained by a $2.0 million increase in port and pushboat expenses resulting partially from our new river container service, a $1.5 million increase in fuel expense related to fuel price and a $0.5 million increase on account of larger fuel volumes consumed consistent with the higher net tons transported.

In the three months ended March 31, 2011, voyage expenses of our Offshore Supply Business were $0.9 million, as compared to $1.1 million in the same period of 2010. This decrease of $0.2 million, or 18%, is primarily attributable to a portion of the positioning expenses of UP Esmeralda and UP Safira from the North Sea to Brazil during the first quarter of 2010 as opposed to the same period of 2011; partially offset by bunker and positioning costs incurred by our UP Turquoise before its entry into its charter contract on March 12, 2011.

In the three months ended March 31, 2011, voyage expenses of our Ocean Business were $4.3 million, as compared to $2.7 million for the same period of 2010, an increase of $1.6 million, or 59%. This increase is primarily attributable to a $3.7 million increase in voyage expenses of our M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010 and January 10, 2011, respectively; partially offset by a decrease of $1.6 million related to the sale of our Princess Katherine and re-delivery of the Mediator I (under bareboat charter to us) on September 15, 2010, and October 6, 2010, respectively, and to a $0.4 million decrease in the hire expenses of the Austral as a result of its bareboat contract renewal with her owners at a lower rate.

Running costs. In the three months ended March 31, 2011, running costs of our River Business were $8.3 million, as compared to $6.4 million in the same period of 2010, an increase of $1.9 million, or 30%. This increase is mainly attributable to an increase in crew and maintenance costs, coupled with the expenses related to our salvage operation.

In the three months ended March 31, 2011, running costs of our Offshore Supply Business were $7.6 million, as compared to $6.5 million in the same period of 2010, an increase of $1.1 million, or 17%. This increase in running costs in the first quarter of 2011 is mainly attributable to the delivery of our UP Turquoise on December 20, 2010, coupled with a general increase in crew and maintenance costs.

In the three months ended March 31, 2011, running costs of our Ocean Business were $6.7 million, as compared to $7.5 million in the same period of 2010, a decrease of $0.8 million, or 11%. This variation results mainly from a $3.3 million decrease in running costs of our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, and to a $0.6 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010; partially offset by a $2.0 million increase in running costs on account of our M.V. Asturiano and M.V. Argentino which were delivered to us on April 16, 2010 and December 14, 2010, respectively .

Amortization of drydocking and intangible assets. Amortization of drydocks and intangible assets in the three months ended March 31, 2011, were $1.1 million, as compared to $0.9 million for the same period of 2010, an increase of $0.2 million, or 22%. This increase is primarily attributable to an increased level of amortization of drydock of $0.2 million for our PSV fleet and to a $0.2 million increase in amortization of the drydock of our Amadeo Product Tanker; partially offset by the decrease in the level of amortization of drydock of our Capesize vessel Princess Katherine, which was sold and delivered to her buyers on September 15, 2010.

Depreciation of vessels and equipment. Depreciation increased by $0.3 million, or 4%, to $8.1 million in the three months ended March 31, 2011, as compared to $7.8 million in the same period of 2010. This increase is primarily attributable to a $0.7 million associated to the entry into operation of our jumbo barges being built at Punta Alvear, Argentina, as well as by the barge enlargement program and steel replacement program on our River Business, coupled with a $0.7 million increase in depreciation due to our M.V. Asturiano, UP Turquoise and M.V. Argentino which were delivered to us on April 16, 2010, December 20, 2010, and December 14, 2010, respectively; partially offset by a $1.2 million lower depreciation of our Capesize vessels Princess Marisol and Princess Katherine which were sold and delivered on April 23, 2010, and September 15, 2010, respectively.

Administrative and commercial expenses. Administrative and commercial expenses were $7.3 million in the three months ended March 31, 2011, as compared to $6.2 million in the same period of 2010, resulting in an increase of $1.1 million or 18%. This increase is mainly associated to a $0.9 million increase in wages, as well as taxes and fees in our Ocean Business, coupled with a $0.3 million increase in wages and fees in our River Business and with a $0.3 million increase in wages, taxes and other fees in our Offshore Supply Business; partially offset $0.5 million decrease in office overhead expenses related to our Ocean Business.

Other operating income. Other operating income was $1.8 million in the three months ended March 31, 2011, as compared to other operating income of $0.4 million in the same period of 2010. This increase of $1.4 million is mainly explained by $1.3 million loss of hire coverage insurance cover for the time lost by our UP Rubi during the first quarter of 2011, a $0.4 million income related to the net result of the sale of dry barges to a third party and a $0.2 million decrease in other Ocean Business expenses; partially offset by $0.6 million loss of hire insurance cover for time lost of our UP Esmeralda in the first quarter of 2010.

Operating profit. Operating profit for the three months ended March 31, 2011, was $2.6 million, a decrease of $3.7 million, or 59%, from $6.3 million for the same period of 2010. This decrease is mainly attributable to a $3.8 million decrease in our Ocean Business operating profit from $2.6 million profit in the first quarter of 2010 to $1.2 million operating loss in the same period of 2011 driven mainly by the sale of our Capesize vessels and by a decrease in FFA net settlements related to the disposition of such vessels, a $0.3 million decrease in Offshore Supply Business operating profit from $1.7 million in the first quarter of 2010 to $1.4 million in the same period of 2011 mostly explained by increases in the running costs of our PSVs as well as the positioning costs incurred by our UP Turquoise before its entry into operation; partially offset by an increase of $0.3 million in the River Business operating profit from $2.0 million in the first quarter of 2010 to a $2.3 million operating profit for the same period of 2011 mainly due to a 15% increase in net tons transported quarter on quarter.

Financial expense and other financial expenses. Financial expense and other financial expenses increased to $8.6 million in the three months ended March 31, 2011, as compared to $7.5 million in the same period of 2010, a $1.1 million increase. This increase is mainly attributable to a $2.6 million increase in financial expenses due to the issuance of the Convertible Notes and the drawdown under the DVB – Banco Security financing in connection with the delivery of the UP Turquoise in December 2010, the discontinuation of interest capitalization associated to the PSV construction program, and the interest rate collar derivative entered into with IFC in May, 2010. All these effects were partially offset by a decrease of $1.5 million in other financial expenses related to exchange rate variance period on period.

Gains on derivatives, net. Gain on derivative instruments decreased to zero in the three months ended March 31, 2011, from $9.1 million in the same period of 2010. This decrease was primarily attributable to a $9.1 million non-cash gain on FFAs positions no longer qualified as cash flow hedges as a result of the sale of our Capesize vessel Princess Marisol.

Income taxes (expenses) benefit. The income tax expense for the three months ended March 31, 2011, was $1.7 million, compared to a tax benefit of $0.6 million in the same period of 2010. This $2.3 million change in the income tax charge is mainly attributable to a deferred tax provision for unrealized exchange differences in our Brazilian subsidiary and the current income tax expense of our River Business operations.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of March 31, 2011, we had aggregate indebtedness of $499.7 million, consisting of $180.0 million aggregate principal amount of our Senior Notes due 2014, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $26.2 million under a senior loan facility with DVB Bank AG ("DVB") of $8.4 million and $17.8 million under a loan facility with BNDES guaranteed by DVB under a separate guarantee facility, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $58.0 million under two senior loan facilities with DVB and $20.0 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $27.6 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $10.0 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $8.4 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $15.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $8.5 million.

As of March 31, 2011, we had cash and cash equivalents on hand of $76.1 million.

Operating Activities

In the three months ended March 31, 2011, we used $2.0 million in cash flow for operations compared to $0.6 million generated from operations in the same period of 2010. Net loss for the three months ended March 31, 2011, was $(7.7) million as compared to a net income of $8.0 million in the three months ended March 31, 2010, a decrease of $15.7 million.

Cash flow from operating activities decreased by $2.6 million to a use of $2.0 million in the first quarter of 2011 from $0.6 million in that same period of 2010. This decrease in cash flow from operations is mainly attributable to a decline of $4.1 million in our Ocean Business Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs, or "GPC") from $7.5 million in the three months ended March 31, 2010, to $3.4 million for the same period in 2011. Our River Business GPC increased by $1.1 million when compared to the same period of 2010. The GPC of our Offshore Supply Business decreased slightly by $0.5 million. An offsetting factor to the decrease in cash flow from operations is a $0.8 million decrease in dry docking expenditures.

Investing Activities

During the three months ended March 31, 2011, we disbursed $9.4 million in the construction of new barges at our Punta Alvear yard, Argentina, $4.4 million to fund the acquisition and transportation from U.S.A to the Hidrovia of three pushboats, $3.3 million in our barge re-bottoming program, $2.4 million in the re-engining and re-powering program, and $0.9 million in the construction of our pushboat Pampero I, in our River Business; we disbursed $4.4 million to fund the advances on one of our four PSVs being constructed in India, in our Offshore Supply Business; and we disbursed $0.8 million on upgrade works made on the M.V. Argentino after its delivery on December 14, 2010.

Financing Activities

Cash flow provided by Financing Activities increased $17.9 million from a use of $17.6 million in the three months ended March 31, 2010, to $0.3 million in the same period of 2011. This increase is mainly attributable to a $14.7 million application in restricted cash relating to our Senior Notes due 2014 during the first quarter of 2010, a $3.5 million increase in proceeds from long-term financial debt in our Offshore Supply Business, slightly offset by a $0.5 million increase in scheduled repayments of long-term financial debt.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear, Argentina and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for 2011 the cost of rebottoming our old barges, repowering our line pushboats and producing jumbo barges in our Punta Alvear, Argentina shipyard will be around $37.5 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $35.2 million, out of which $2.8 million will be financed with our own cash and $32.4 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in China will amount to $5.3 million, which we expect to finance with the proceeds from the second advance under the DVB/Banco Security loan facility. We expect to disburse and aggregate amount of $3.5 million in drydock expenses.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2011 and 2010.

	Three Months Ended March 31,
$(000)	2011	2010
Total cash flows (used in) provided by operating activities	(2,042)	642
Total cash flows (used in) provided by investing activities	(27,711)	2,796
Total cash flows provided by (used in) financing activities	267	(17,573)

Net cash (used in) provided by operating activities from continuing operations	(2,042)	1,073
Net cash (used in) operating activities from discontinued operations	--	(431)
Total cash flows (used in) provided by operating activities	(2,042)	642

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	3,152	5,900
Expenditure for dry docking	1,305	2,102
Income taxes	1,659	(590)
Financial expenses	8,742	6,171
Net income attributable to non-controlling interest	18	(148)
Adjustment attributable to UP Offshore declassification(1)	--	(4,424)
Other adjustments	(916)	(967)

Adjustments from discontinued operations	--	(83)

EBITDA as defined in the Notes due 2014 from continuing operations	11,918	9,117
EBITDA as defined in the Notes due 2014 from discontinued operations	--	(514)
Consolidated EBITDA as defined in the Notes due 2014	11,918	8,603

Plus
Adjustment attributable to UP Offshore declassification	$--	4,424
Gain on derivatives, net	--	9,103
Unrealized non-cash gain on FFAs	--	(2,501)
Adjusted Consolidated EBITDA	$11,918	$19,629

 (1) As of September 30, 2009, our Board declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the Indenture. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of the Indenture.

The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the three months ended March 31, 2011, and 2010, on a consolidated and a per segment basis:

$(000)	First Quarter Ended March 31, 2011

	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,322	$1,445	$(1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	--	22	(150)

Segment Adjusted EBITDA	$6,788	$3,605	$1,179	$11,572

Items not included in Segment Adjusted EBITDA
Financial income				162
Other financial income				184

Adjusted Consolidated EBITDA from continuing operations				$11,918
Adjusted Consolidated EBITDA from discontinued operations				$--

Adjusted Consolidated EBITDA				$11,918

$(000)	First Quarter Ended March 31, 2010

	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$1,975	$1,709	$2,639	$6,323
Depreciation and amortization	4,026	1,661	3,036	8,723
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(30)	(148)	(15)	(193)
Gains on derivatives, net	-	-	9,103	9,103
Other net	(210)	3	84	(123)
Unrealized non cash gains on FFAs	-	-	(2,501)	(2,501)

Segment Adjusted EBITDA	$5,761	$3,225	$12,346	$21,332

Items not included in Segment Adjusted EBITDA
Financial income				92
Other financial expenses				(1,281)

Adjusted Consolidated EBITDA from continuing operations				$20,143
Adjusted Consolidated EBITDA from discontinued operations				$(514)

Adjusted Consolidated EBITDA				$19,629

   The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements at March 31, 2011

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Condensed consolidated financial statements

– Condensed consolidated balance sheets at March 31, 2011 (unaudited) and December 31, 2010	- 1 -

– Condensed consolidated statements of operations for the three-month periods ended March 31, 2011 and 2010 (unaudited)	- 2 -

– Condensed consolidated statements of changes in shareholders’ equity for the three-month periods ended March 31, 2011 and 2010 (unaudited)	- 3 -

– Condensed consolidated statements of cash flows for the three-month periods ended March 31, 2011 and 2010 (unaudited)	- 4 -

– Notes to condensed consolidated financial statements (unaudited)	- 5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2011 (Unaudited)	At December 31, 2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$76,084	$105,570
Restricted cash	1,661	1,661
Accounts receivable, net of allowance for doubtful accounts of $555 in both 2011 and 2010	29,906	24,675
Operating supplies	5,576	3,176
Prepaid expenses	7,365	3,643
Other receivables	27,030	24,153
Other current assets	101	117
Total current assets	147,723	162,995
NONCURRENT ASSETS

Other receivables	4,638	5,796
Restricted cash	1,183	1,183
Vessels and equipment, net	631,980	612,696
Dry dock	5,945	5,688
Investment in affiliates and receivables from 50% owned companies	6,757	6,824
Intangible assets	1,107	1,151
Goodwill	5,015	5,015
Other assets	12,654	13,145
Deferred income tax assets	9,208	9,304
Total noncurrent assets	678,487	660,802
Total assets	$826,210	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$27,637	$24,054
Accrued interest	8,460	2,278
Current portion of long-term financial debt	28,116	27,586
Other current liabilities	9,612	10,759
Total current liabilities	73,825	64,677
NONCURRENT LIABILITIES

Long-term financial debt	471,599	471,793
Deferred income tax liabilities	17,490	16,142
Other liabilities	1,423	2,391
Total noncurrent liabilities	490,512	490,326
Total liabilities	564,337	555,003

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	271,513	271,224
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	4,303	11,986
Accumulated other comprehensive income (loss)	(106)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders equity	256,560	263,463

Noncontrolling interest	5,313	5,331
Total equity	261,873	268,794
Total liabilities and equity	$826,210	$823,797

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2011	2010

REVENUES	$58,322	$54,230

OPERATING EXPENSES

Voyage expenses	(18,453)	(13,043)
Running costs	(22,543)	(20,348)
Amortization of dry docking	(1,048)	(750)
Depreciation of vessels and equipment	(8,108)	(7,799)
Amortization of intangible assets	(44)	(174)
Administrative and commercial expenses	(7,295)	(6,241)
Other operating income, net	1,782	448
	(55,709)	(47,907)
Operating profit	2,613	6,323

OTHER INCOME (EXPENSES)

Financial expense	(8,742)	(6,171)
Other financial income (expense)	184	(1,281)
Financial income	162	92
Gains on derivatives, net	-	9,103
Investment in affiliates	(109)	(45)
Other, net	(150)	(123)
Total other (expenses) income	(8,655)	1,575

(Loss) Income from continuing operations before income taxes	(6,042)	7,898

Income taxes (expenses) benefit	(1,659)	590
(Loss) Income from continuing operations	(7,701)	8,488

(Loss) from discontinued operations	-	(515)
Net (loss) income	(7,701)	7,973

Net (loss) income attributable to noncontrolling interest	(18)	148
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$7,825

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	$(7,683)	$8,340
(Loss) from discontinued operations	-	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$7,825

(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(0.26)	$0.28
From discontinued operations	-	(0.02)
	$(0.26)	$0.26

Basic weighted average number of shares	29,545,576	29,519,936
Diluted weighted average number of shares	29,545,576	29,572,018

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

		Ultrapetrol (Bahamas) Limited stockholders’ equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest in subsidiaries	Total equity

December 31, 2009	29,943,653	$338	$269,958	$(19,488)	$17,357	$15,538	$4,880	$288,583

Compensation related to options and restricted stock granted	-	-	350	-	-	-	-	350

Comprehensive loss:
- Net income	-	-	-	-	7,825	-	148	7,973
Effect of derivative financial instruments	-	-	-	-	-	(11,336)	-	(11,336)
Total comprehensive loss								(3,363)
March 31, 2010	29,943,653	$338	$270,308	$(19,488)	$25,182	$4,202	$5,028	$285,570

December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

Compensation related to restricted stock granted	-	-	289	-	-	-	-	289

Comprehensive loss:
- Net loss	-	-	-	-	(7,683)	-	(18)	(7,701)
Effect of derivative financial instruments	-	-	-	-	-	491	-	491
Total comprehensive loss								(7,210)
March 31, 2011	29,943,653	$338	$271,513	$(19,488)	$4,303	$(106)	$5,313	$261,873

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(7,701)	$7,973

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Loss from discontinued operations	-	515
Depreciation of vessels and equipment	8,108	7,799
Amortization of dry docking	1,048	750
Expenditure for dry docking	(1,305)	(2,102)
Gains on derivatives, net	-	(9,103)
Amortization of intangible assets	44	174
Loss on sale of vessels, net	-	188
Share-based compensation	289	350
Debt issuance expense amortization	518	303
Net loss from investment in affiliates	109	45
Allowance for doubtful accounts	-	84

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(5,231)	(9,943)
Other receivables, operating supplies and prepaid expenses	(7,558)	(3,037)
Other	428	1,578
Increase (decrease) in liabilities:
Accounts payable	3,612	2,606
Accrued interest	6,182	3,857
Other	(585)	(964)
Net cash (used in) provided by operating activities from continuing operations	(2,042)	1,073

Net cash (used in) operating activities from discontinued operations	-	(431)
Total cash flows (used in) provided by operating activities	(2,042)	642

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(27,711)	(14,085)
Proceeds from disposal of assets, net	-	14,112
Net decrease in funding cash collateral of forward freight agreements	-	819
Net cash (used in) provided by investing activities from continuing operations	(27,711)	846

Net cash provided by investing activities from discontinued operations	-	1,950
Total cash flows (used in) provided by investing activities	(27,711)	2,796

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(3,114)	(2,615)
Proceeds from long-term financial debt	3,450	-
Increase in restricted cash	-	(14,700)
Other	(69)	(258)
Net cash provided by (used in) financing activities from continuing operations	267	(17,573)
Net (decrease) in cash and cash equivalents	(29,486)	(14,135)

Cash and cash equivalents at the beginning of year (including $304 and $304 related to discontinued operations)	$105,570	$53,201
Cash and cash equivalents at the end of period (including $304 and $299 related to discontinued operations)	$76,084	$39,066

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the three-month periods ended March 31, 2011 and 2010 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain, soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and containers.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information.  The consolidated balance sheet at December 31, 2010, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Earnings per share:

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the three-month period ended March 31, 2011, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive and is not included in shares outstanding for purposes of computing diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited.

For the three-month periods ended March 31, 2011, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited 13,051,000 shares for the potential conversion of all outstanding convertible notes, as the effect of their inclusion in the computation would have been antidilutive.

For the three-month period ended March 31, 2011, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited 705,000 share awards, as the effect of their inclusion in the computation would have been antidilutive.

For the three-month periods ended March 31, 2011 and 2010, the Company excluded from the computation of diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited options to purchase 348,750 common shares. These options were outstanding during these periods but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

The following table sets forth the computation of basic and diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited:

	For the three-month periods ended March 31,
	2011	2010

(Loss) Income from continuing operations	$(7,683)	$8,340
(Loss) from discontinued operations	-	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$7,825

Basic weighted average number of shares	29,545,576	29,519,936

Effect on dilutive shares of restricted stock	-	52,082

Diluted weighted average number of shares	29,545,576	29,572,018

Basic and diluted net (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.26)	$0.28
From discontinued operations	-	(0.02)
	$(0.26)	$0.26

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the unaudited condensed consolidated statement of changes in shareholders’ equity.

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At March 31, 2011	At December 31, 2010

Unrealized net losses on interest rate swap	$11	$(34)
Unrealized gains on EURO hedge	151	153
Unrealized loss on interest rate collar	(268)	(716)
Unrealized loss on derivative financial instruments	$(106)	$(597)

The components of the change in the accumulated unrealized loss on derivative financial instruments were as follows:

	For the three-months period ended March 31,
	2011	2010
Reclassification adjustments for amounts included in net (loss) income:

- Revenues	$-	$(3,388)
- Depreciation of vessels and equipment	(2)	(2)
- Financial expense	302	-
- Gains on derivatives, net	-	(9,535)

Change in unrealized impact on:

- FFA	-	1,589
- Interest rate swap	15	-
- Interest rate collar	176	-
	$491	$(11,336)

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2011 and December 31, 2010 were as follows:

	At March 31, 2011	At December 31, 2010

Ocean-going vessels	$125,683	$124,596
River barges and pushboats	352,443	331,801
PSVs	171,994	171,385
Advances for PSV construction	81,726	77,106
Furniture and equipment	8,960	8,861
Building, land, operating base and shipyard	49,451	49,179
Total original book value	790,257	762,928
Accumulated depreciation	(158,277)	(150,232)
Net book value	$631,980	$612,696

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

As of March 31, 2011, the net book value of the assets pledged as a guarantee of our long term financial debt was $320,000.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010 and 2011.  The price for each new PSV to be constructed in China was $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  On December 20, 2010 we took delivery of the first Chinese PSV UP Turquoise.  As of March 31, 2011, UP Offshore (Bahamas) Ltd. had paid four installments for the second PSV amounting $21,140 which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052 to be paid in five installments of 20%, with contracted deliveries in 2011 and 2012.  As of March 31, 2011, UP Offshore (Bahamas) Ltd. had paid twelve installments on these contracts totaling $52,831, which are recorded as Advances for PSV construction.

As of March 31, 2011, the Company had remaining commitments of $40,481 on non-cancelable contracts for the construction of the aforementioned PSVs which are scheduled for delivery in 2011 and 2012.

-	River Business

On February 4, 8 and 24, 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900, which were delivered to us in March 2011.  The Company has also incurred $1,600 in additional direct costs relating to these acquisitions.

On February 2, 2011, we entered into a contract for the sale of six dry cargo barges, which are to be constructed at our yard at Punta Alvear, Argentina and delivered to the buyer over a 3 month period commencing March 2011.  At March 31, 2011, the Company delivered two barges to the buyers.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at March 31, 2011 and December 31, 2010:

			At March 31, 2011			At December 31, 2010
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2017	-	80,000	80,000	80,000
Ultrapetrol (Bahamas) Ltd.	BICE	2011	15,000	-	15,000	15,000
UP Offshore Apoio Maritimo Ltda.	DVB AG	Through 2016	900	7,525	8,425	8,650
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	37,175	41,475	42,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	14,500	16,500	17,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	1,667	17,916	19,583	20,000
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	663	26,937	27,600	24,150
UP Offshore Apoio Maritimo Ltda.	BNDES	Through 2027	1,110	16,650	17,760	18,038
Stanyan Shipping Inc.	Natixis	Through 2017	908	9,076	9,984	10,211
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	6,820	8,388	8,780
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000	35,000
At March 31, 2011			$28,116	$471,599	$499,715
At December 31, 2010			$27,586	$471,793		$499,379

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	UABL Paraguay S.A. - Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together.

Our local counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina. UABL Paraguay S.A. has submitted its defense together with all documents related to the bunker purchases.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated  financial position or results of operations of the Company.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (“Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización”) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority.  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals.

On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

c)	UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL were not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to Company´s defense. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Company’s assets and liabilities as of March 31, 2011 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Noncurrent assets:
– Interest rate collar (included in other receivables)	-	966	-

Current liabilities:
– Interest rate collar (included in other liabilities)	-	624	-
– Interest rate swap (included in other liabilities)	-	156	-

Noncurrent liabilities:
– Interest rate collar (included in other liabilities)	-	610	-
– Interest rate swap (included in other liabilities)	-	75	-

The estimated fair value of the Company’s other financial assets and liabilities as of March 31, 2011 were as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$76,084	$76,084
Restricted cash (current and noncurrent portion)	2,844	2,844

LIABILITIES

Long term financial debt (current and noncurrent portion – Note 4)	$499,715	$507,127

The carrying value of cash and cash equivalents and restricted cash is fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

All of the Company’s derivative positions are stated at fair value. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in income as gains (losses) on derivatives, net.  Unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) to the extent they are effective, and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges is recognized immediately in income (loss).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Assets and liabilities arising from outstanding derivative positions are reported as other receivables and other liabilities, as follows:

	At March 31, 2011
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities

Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$966	$624	$610
Interest rate swap (cash flow hedge)	-	156	75
	$966	$780	$685

	At December 31, 2010
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities

Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$642	$791	$567
Interest rate swap (cash flow hedge)	-	160	129
	$642	$951	$696

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

FFA

The Company enters into freight forward agreements (FFAs) either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business or to take advantage of short term fluctuations in the market.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month.

At March 31, 2011 there are no outstanding positions on FFAs.

As result of the sale of Princess Marisol in February 2010, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges. A non-cash gain related to these positions of $9,535 which was reported in other comprehensive income was reclassified into gains on derivatives, net for the three-month period ended March 31, 2010.

During the three-month periods ended March 31, 2011 and 2010, the Company received net cash settlements for its FFAs positions of $0 and $3,388, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016.  The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair values are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid by the Company if the agreement were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

As of March 31, 2011, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENT

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Securtiy and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of March 31, 2011, the total notional amount of the interest rate swap is $4,896.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period its debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three-month periods ended March 31, 2011 and 2010 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except the ship management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

At March 31, 2011 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. hold 4,735,517 and 3,128,568 shares, respectively, which represent 15.8% and 10.4% of the common stock, respectively, and jointly represents 71.1% of the total voting power.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes, which is subject to adjustment, shall not exceed 163.1321 shares of common stock per $1 principal amount.

Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At March 31, 2011 and December 31, 2010 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements.  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are all employed in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels: four product tankers (one of which is on lease to us), two container feeder vessel, one oceangoing tug and one tank under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the three-month periods ended March 31,
	2011	2010
Revenues (1)

−South America	$52,750	$42,516
−Europe	4,786	8,353
−Asia	426	1,992
−Other	360	1,369
	$58,322	$54,230
(1)Classified by country of domicile of charterers.

For the three-month period ended March 31, 2011, 90% of the Company's revenues are concentrated in South America.  As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At March 31, 2011	At December 31, 2010
Vessels and equipment, net

−South America	$545,999	$504,200
−Asia	81,725	104,225
−Other	4,256	4,271
	$631,980	$612,696

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2011:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$14,373	$12,673	$31,276	$58,322
Running and voyage expenses	10,949	8,461	21,586	40,996
Depreciation and amortization	2,320	2,142	4,738	9,200
Segment operating (loss) profit	(1,154)	1,445	2,322	2,613
Segment assets	114,047	251,983	368,417	734,447
Investment in affiliates and receivables from 50% owned companies	278	-	6,479	6,757
Loss from investment in affiliates	(9)	-	(100)	(109)
Additions to long-lived assets	1,157	5,229	21,325	27,711

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At March 31, 2011

Total assets for reportable segments	$734,447
Other assets	15,679
Corporate cash and cash equivalents	76,084
Consolidated total assets	$826,210

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2010:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$17,745	$12,210	$24,275	$54,230
Running and voyage expenses	10,207	7,535	15,649	33,391
Depreciation and amortization	3,036	1,661	4,026	8,723
Segment operating profit	2,639	1,709	1,975	6,323
Investment in affiliates and receivables from 50% owned companies	291	-	6,151	6,442
Loss from investment in affiliates	(15)	-	(30)	(45)
Additions to long-lived assets	1,781	732	11,572	14,085

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Supplemental unaudited condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT MARCH 31, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$280,165	$87,147	$32,965	$(400,259)	$18
Other current assets	43,896	43,121	60,688	-	147,705
Total current assets	324,061	130,268	93,653	(400,259)	147,723

Noncurrent assets
Vessels and equipment, net	-	195,337	437,631	(988)	631,980
Investment in affiliates	207,079	-	1,337	(207,079)	1,337
Other noncurrent assets	8,055	9,938	27,177	-	45,170
Total noncurrent assets	215,134	205,275	466,145	(208,067)	678,487
Total assets	$539,195	$335,543	$559,798	$(608,326)	$826,210

Current liabilities
Payable to related parties	$-	$134,521	$265,768	$(400,259)	$30
Current portion of long-term financial debt	15,000	-	13,116	-	28,116
Other current liabilities	7,635	14,905	23,139	-	45,679
Total current liabilities	22,635	149,426	302,023	(400,259)	73,825

Noncurrent liabilities
Long-term financial debt net of current portion	260,000	40,000	171,599	-	471,599
Other noncurrent liabilities	-	1,689	17,224	-	18,913
Total noncurrent liabilities	260,000	41,689	188,823	-	490,512
Total liabilities	282,635	191,115	490,846	(400,259)	564,337

Equity	256,560	144,428	68,952	(213,380)	256,560
Noncontrolling interest	-	-	-	5,313	5,313
Total equity	256,560	144,428	68,952	(208,067)	261,873
Total liabilities and equity	$539,195	$335,543	$559,798	$(608,326)	$826,210

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$279,377	$81,452	$16,887	$(377,566)	$150
Other current assets	42,887	31,024	88,934	-	162,845
Total current assets	322,264	112,476	105,821	(377,566)	162,995

Noncurrent assets
Vessels and equipment, net	-	189,590	424,109	(1,003)	612,696
Investment in affiliates	210,506	-	1,446	(210,506)	1,446
Other noncurrent assets	8,478	10,343	27,839	-	46,660
Total noncurrent assets	218,984	199,933	453,394	(211,509)	660,802
Total assets	$541,248	$312,409	$559,215	$(589,075)	$823,797

Current liabilities
Payables to related parties	$-	$109,242	$268,514	$(377,566)	$190
Current portion of long-term financial debt	15,000	-	12,586	-	27,586
Other current liabilities	2,785	17,554	16,562	-	36,901
Total current liabilities	17,785	126,796	297,662	(377,566)	64,677

Noncurrent liabilities
Long-term financial debt net of current portion	260,000	40,000	171,793	-	471,793
Other noncurrent liabilities	-	1,776	16,757	-	18,533
Total noncurrent liabilities	260,000	41,776	188,550	-	490,326
Total liabilities	277,785	168,572	486,212	(377,566)	555,003

Equity	263,463	143,837	73,003	(216,840)	263,463
Noncontrolling interest	-	-	-	5,331	5,331
Total equity	263,463	143,837	73,003	(211,509)	268,794
Total liabilities and equity	$541,248	$312,409	$559,215	$(589,075)	$823,797

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$23,287	$35,620	$(585)	$58,322

Operating expenses	(2,142)	(15,668)	(38,470)	571	(55,709)
Operating (loss) profit	(2,142)	7,619	(2,850)	(14)	2,613

Investment in affiliates	(3,948)	-	(109)	3,948	(109)
Other expenses	(1,593)	(7,093)	140	-	(8,546)
(Loss) income from continuing operations before income taxes	(7,683)	526	(2,819)	3,934	(6,042)

Income taxes	-	65	(1,724)	-	(1,659)
(Loss) income from continuing operations	(7,683)	591	(4,543)	3,934	(7,701)

Loss from discontinued operations	-	-	-	-	-
Net (loss) income	(7,683)	591	(4,543)	3,934	(7,701)

Net loss attributable to noncontrolling interest	-	-	-	18	18
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$591	$(4,543)	$3,952	$(7,683)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$27,018	$28,183	$(971)	$54,230

Operating expenses	(1,673)	(21,435)	(25,755)	956	(47,907)
Operating profit (loss)	(1,673)	5,583	2,428	(15)	6,323

Investment in affiliates	9,720 (1)	-	(45)	(9,720)	(45)
Other income (expenses)	(222)	2,964	(1,122)	-	1,620
Income from continuing operations before income taxes	7,825	8,547	1,261	(9,735)	7,898

Income taxes	-	611	(21)	-	590
Income from continuing operations	7,825	9,158	1,240	(9,735)	8,488

Loss from discontinued operations	-	-	(515)	-	(515)
Net income	7,825	9,158	725	(9,735)	7,973

Net income attributable to noncontrolling interest	-	-	-	(148)	(148)
Net income attributable to Ultrapetrol (Bahamas) Limited	$7,825	$9,158	$725	$(9,883)	$7,825

(1)	Includes a loss of $515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(7,701)	$591	$(4,561)	$3,970	$(7,701)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	9,603	(4,420)	4,446	(3,970)	5,659
Net cash provided by (used in) operating activities from continuing operations	1,902	(3,829)	(115)	-	(2,042)

Intercompany sources	(820)	-	-	820	-
Non-subsidiary sources	-	(10,509)	(17,202)	-	(27,711)
Net cash (used in) investing activities from continuing operations	(820)	(10,509)	(17,202)	820	(27,711)

Intercompany sources	-	19,584	(18,764)	(820)	-
Non-subsidiary sources	25	(52)	294	-	267
Net cash provided by (used in) financing activities from continuing operations	25	19,532	(18,470)	(820)	267
Net increase (decrease) in cash and cash equivalents	$1,107	$5,194	$(35,787)	$-	$(29,486)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$7,973	$9,158	$873	$(10,031)	$7,973
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net (loss) income to net cash provided by operating activities	(5,665)	(10,410)	(1,371)	10,031	(7,415)
Net cash (used in) provided by operating activities from continuing operations	2,308	(1,252)	17	-	1,073
Net cash (used in) operating activities from discontinued operations	-	-	(431)	-	(431)
Net cash (used in) provided by operating activities	2,308	(1,252)	(414)	-	642

Intercompany sources	(10,625)	4,702	(3,997)	9,920	-
Non-subsidiary sources	-	5,702	(4,856)	-	846
Net cash (used in) investing activities from continuing operations	(10,625)	10,404	(8,853)	9,920	846

Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950

Net cash (used in) investing activities	(10,625)	10,404	(6,903)	9,920	2,796

Intercompany sources	-	-	9,920	(9,920)	-
Non-subsidiary sources	(258)	(14,700)	(2,615)	-	(17,573)
Net cash (used in) provided by financing activities from continuing operations	(258)	(14,700)	7,305	(9,920)	(17,573)
Net (decrease) increase in cash and cash equivalents	$(8,575)	$(5,548)	$(12)	$-	$(14,135)

12.	SUBSEQUENT EVENTS

Revolving non-secured credit facility with Banco BICE

On April 14, 2011, we voluntarily prepaid $15,000 outstanding under the Banco BICE revolving non-secured credit facility together with accrued and unpaid interest to such date.  The line remains fully available for drawdown until its final maturity on October 12, 2011.

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